                                                                      Exhibit 99
LITIGATION REFORM ACT OF 1995


                              CAUTIONARY STATEMENTS
                              ---------------------

The following discussion contains certain cautionary statements regarding Apogee's business and results of operations, which should be considered by investors and others. These statements discuss matters, which may in part be discussed elsewhere in this Form 10-K, and which may have been discussed in other documents prepared by the Company pursuant to federal securities laws. This discussion is intended to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The following factors should be considered in conjunction with any discussion of operations or results by the Company or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the Company.

In making these statements, the Company is not undertaking to address or update each factor in future filings or communications regarding the Company's business or results, and is not undertaking to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected Apogee's past results and may affect future results, so that the Company's actual results for fiscal 2002 and beyond may differ materially from those expressed in prior communications. Though the Company has attempted to list comprehensively these important cautionary factors, the Company wishes to caution investors and others that other factors may in the future prove to be important in affecting the Company's business or results of operations.

Industry Conditions

The Company is divided into three segments, each serving different markets.

The Architectural Products and Services (Architectural) segment's companies design, engineer, fabricate and install the walls of glass and windows comprising the outside skin of commercial and institutional buildings. The markets that these businesses serve are very competitive, price sensitive and affected by changes in the commercial construction industry as well as general, economic conditions. The companies of this segment have been, in general, profitable, with growing revenues. There can be no assurance the growth experienced by the segment will continue or that competitors or the economic environment will not significantly change market conditions.

The Large-Scale Optical Technologies (LSO) segment's companies develop and produce high technology glass that enhances the visual performance of products for display, imaging and picture framing industries. The markets that these businesses serve are very competitive, highly responsive to new products and price sensitive. The revenue growth of the companies in this segment have been, in general, increasing steadily while profitability has not been consistent with that growth. There can be no assurance the revenue growth experienced by the segment will continue or that the profitability pattern will change. Additionally, there can be no assurance that the introduction of new products or competitors will not significantly change market conditions.

The Automotive Replacement Glass and Services (Auto Glass) segment's companies fabricate, repair and replace automobile windshields and windows. The market that these businesses serve tends to be cyclical in nature and is influenced by a variety of factors, including weather, new car sales, speed limits, road conditions, the economy and average annual number of miles driven. This market's pricing structure has changed significantly in recent years as insurance companies seek volume pricing at discounted rates from historical levels and attempt to enter into preferred or exclusive provider arrangements with a limited number of providers. Consequently, revenues have decreased and margins have narrowed at the retail and manufacturing levels, in which the Auto Glass segment operates. There can be no assurance that the Company will be able to increase revenues or to improve or maintain its margins, whether through improved pricing conditions or cost-savings, or that it will continue to be selected by insurance companies as a provider of replacement and repair auto glass on a regional or national basis on acceptable terms and conditions.

Competitive Environment

The Company's business segments operate in industries that are highly competitive and, other than the industries in which the LSO's units compete, are fairly mature. The barriers to entry are not significant for many of the markets the Company serves, specifically in the Auto Glass segment and glass installation business. Therefore, the Company expects its markets to remain highly competitive. The Company faces competition from other major contractors, subcontractors, manufacturers, fabricators, wholesalers, retailers and installers in each of its markets, certain of which competitors have greater financial or other resources than the Company.

The businesses in the Architectural and LSO segments compete with several large integrated glass manufacturers and numerous smaller specialty fabricators. Product pricing and service are the primary competitive factors in this market. The markets for the products of the LSO segment are also characterized by frequent refinement and enhancement, new product introductions and declining average selling prices over product life cycles. These factors require the Company to seek improvement in its manufacturing processes on a continuous basis, as well as to innovate with respect to new or improved products. There can be no assurance that the Company will be able to meet such requirements. In addition, such requirements may generate a continual need for new investments, as to which there can be no assurance the Company can obtain the necessary investment resources and, if obtained, that such investment will produce appropriate returns.

The Architectural segment's Wausau Window & Wall Systems unit competes against several major aluminum window manufacturers. Wausau primarily serves the custom portion of this market in which the primary competitive factors are product quality, reliable service and the ability to provide technical engineering and design services.

The Auto Glass segment competes with other auto glass shops, glass distributors, car dealers, body shops and fabrication facilities on the basis of pricing, national coverage and customer service. Its competition consists of national and regional chains as well as significant local competition.

There can be no assurance that the Company will continue to be able to compete effectively in its markets.

Discontinued International Curtainwall Operations

During fiscal 1998, the Company made the strategic decision to close or exit its European and Asian international curtainwall operations in order to focus more selectively on higher-margin domestic curtainwall business. As a result of such restructuring, the Company recorded nonrecurring pre-tax charges of $26.0 million and $35.9 million in the third and fourth quarters of fiscal 1998, respectively. While the Company believes these restructuring charges are adequate to cover all expenses the Company has incurred or will incur in order to close or exit such operations, there can be no assurance given that additional charges will not be required to be made in future periods. The Company faces related risks and uncertainties, including the inability to effectively manage restructured business units and the inability to effectively manage costs or difficulties related to the operation of the businesses or execution of restructuring or exit activities. The occurrence of one or more of such events may have a material adverse effect on the business, financial condition or results of operations of the Company.

Capital Expenditures/Facility Utilization

The Architectural segment's continued growth depends, to a significant degree, on its ability to increase capacity utilization at these facilities. In response to continued strong demand for the segment's high-performance architectural glass products, the Company, in fiscal 1999, undertook a capital investment program, the primary purpose of which was to increase production capacity and productivity of its Viracon business unit. Pursuant to this plan, the Viracon unit completed construction in fiscal 2000 of a new architectural glass fabrication complex in Statesboro, Georgia.

Additionally, the LSO segment's growth is also dependent on its ability to expand its production facilities and fully utilize these expanded facilities. LSO's unit, Tru Vue, completed construction of a new facility in the first quarter of fiscal 2000 and in fiscal 2001, purchased two manufacturers to expand its pre-framed art business. The segment's Viratec unit installed a new, large-scale flat-glass coating line that went on line in late fiscal 2000. During fiscal 1999, the Viratec unit moved its Optium line to San Diego, a location closer to the flow of customers' computer monitor supply chains. During fiscal 2001, the Company was notified that this facility's primary customer planned to relocate its computer monitor facility, eliminating the need for the Company's facility. The Company accrued expenses associated with the shut down of this facility in fiscal 2001.

The Company believes, although these ramp-ups and acquisitions have been completed, that the continued utilization of these facilities will be important in enabling the Architectural and LSO segments to continue to satisfy the demand for their products and services. Although the Company believes it has the capital and managerial resources to execute these plans, there can be no assurance that the planned expansions and acquisitions will produce the improved operating and financial results expected by the Company. Additionally, there are no assurances that the shut down of the Viratec San Diego facility will not result in an additional charge to earnings.

Consolidation of Auto Glass Installation Industry

The auto glass installation industry is consolidating in response to insurance companies' growing preference to interact with only a few major providers that are capable of offering efficient claims management services throughout a large geographic region. Due to an industry merger in 1997, Auto Glass became the second largest company in the auto glass repair and replacement industry. During fiscal 2001, the Company and PPG combined their U.S. automotive replacement businesses into a newly formed entity, PPG Auto Glass, LLC, of which the Company maintains a 34% ownership interest. The Company expects further industry consolidation in the auto glass retail and wholesales businesses. The Auto Glass segment has also initiated several cost savings initiatives over the past three fiscal years to lessen the impact of reduced margins on the operating results of the Company.

There is no assurance PPG Auto Glass will achieve any anticipated efficiencies or be able to improve or maintain margins. Additionally, if the Auto Glass segment is unable to control costs while providing required services to the insurance market, it may not be able to remain a viable competitor in this industry. The failure by the Auto Glass segment to timely respond to such changes could have a material adverse effect on its, and the Company's, business, financial condition or results of operations.

Government Regulation

Many states have statutes or regulations prohibiting certain referral practices by insurers. Approximately 30 states currently have statutes or regulations that prohibit an insurance company from requiring a policyholder to use a particular vendor. In addition, new laws or regulations relating to the referral practices of insurance companies may be adopted in these or other states. The Auto Glass segment does not enter into arrangements with insurance companies pursuant to which such insurance companies require policyholders to use the Auto Glass segment for auto glass replacement or repair services. Although the Company does not believe that existing government regulation of insurance company referral practices will have a material adverse effect on the Company, no assurance can be given that future regulation of such referral practices will not have a material adverse effect on its, and the Company's, business, financial condition or results of operations.

Effect of Weather Conditions

The severity of weather has historically affected the Auto Glass segment's sales and operating income, with severe weather generating increased sales and income and mild weather resulting in lower sales and income. Accordingly, mild weather conditions may adversely affect the Auto Glass segment's results of operations.